Amgen Inc.

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

Phone: 805.447.1000

June 28, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amgen Inc.

Form 10-K for the Year Ended December 31, 2010

Filed February 25, 2011

File No. 0-12477

Dear Mr. Rosenberg:

We are responding to the Staff’s comment letter dated June 14, 2011 regarding the review of the above-referenced filing of Amgen Inc. (“we,” “Amgen” or the “Company”). We have set forth below our responses to the inquiries raised in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses.

Research and Development and Selected Product Candidates, page 33

1. We acknowledge your response to our comment one. Given that the R&D function is an integral and material component, we believe that disclosure of the costs incurred should not be limited to aggregate R&D costs incurred. With this view in mind, please provide us proposed revised disclosure to be included in your future periodic reports that contains the following information:

•

MD&A disclosure of the composition of the total R&D expense shown in the financial statements for each period presented by major function as indicated on page six of your response. Also, please separately discuss significant variations in expenses incurred by each function in your results of operations discussion; and

The Company supplementally advises the Staff that although the Company manages research and development (“R&D”) expenses on a functional basis, the Company does not believe that providing the expenses incurred by major function in its MD&A disclosure will provide investors meaningful disclosure for the following reasons:

•

the Company’s functional structure is an internal designation only that is reflective of how the Company has organized its R&D management. As such, from time to time, the distribution of R&D activities and related expenses between and among these functions may change to reflect adjustments in our organization, including as a result of changes in the roles and responsibilities of senior R&D management. Such changes would hinder comparisons between periods;

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 28, 2011

•	to the best of the Company’s knowledge, this level of expense detail is not being disclosed by other companies in the biopharmaceutical industry, preventing comparisons between companies; and

•

further, even if other companies in the biopharmaceutical industry were to begin providing their R&D expenses by internal function, the differing functional structures of the various companies in the biopharmaceutical industry would likely make any meaningful comparison impossible.

However, the Company does recognize the importance of the R&D function to its business and the need to adequately disclose the significant drivers of its R&D expenses incurred from period to period. To that end, the Company currently provides as part of its MD&A disclosure detailed descriptions of all significant drivers of the changes in its R&D expenses, along with a quantification of the dollar amount of such drivers.

For example, the Company provided the following disclosure on page 30 of its Form 10-Q for the quarter ended March 31, 2011:

“The following table presents selected operating expenses (dollar amounts in millions):

	Three months ended March 31,		Change
	2011	2010
Research and development	$736	$646	14%

The increase in R&D expenses for the three months ended March 31, 2011 was attributable primarily to: $46 million of higher clinical trial costs, reflecting our strategic decision to invest in late stage clinical trials, including AMG 386 and AMG 479, and to augment support for marketed products; and $28 million of higher staff related costs, primarily in support of international expansion and discovery research.”

Accordingly, the Company believes that its current disclosures are not limited to “aggregate R&D costs incurred,” but also provides meaningful additional information on a quantified basis as to the significant drivers of the changes in R&D expenses from period to period. As a result, the Company believes that its disclosures adequately inform investors of the nature of its R&D activities, including the costs incurred.

•

a summary of the activity of your late projects from the prior year indicating the number of projects at the beginning of the year, the number of projects added, the number deleted and the number at the end of the year. We believe such summary

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 28, 2011

information is consistent with managing R&D on a portfolio basis and provides a straight-forward understanding of the activity in the projects closest to commercialization. Separately disclose the reasons behind deletion from the portfolio, separating identifying deletions resulting from scientific failure to meet safety or efficacy thresholds versus economic considerations including the cost of development or competitive position.

In response to the Staff’s comment, the Company proposes to enhance its disclosure by including a summary of activity from the prior year for its Phase 3 product candidates in its future periodic filings beginning with its Form 10-K for the year ending December 31, 2011 (the “2011 Form 10-K”). The Company’s proposed disclosure to be included after the selected product candidate, or pipeline, table within the Business section of its Form 10-K is as follows (using our Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) disclosure as an example):

As of February 5, 2010, we had eleven Phase 3 programs. We currently have nine Phase 3 programs, as four programs previously listed in Phase 3 are no longer in this phase of development (because they have been approved by applicable regulatory authorities or because they have been terminated) and two programs have advanced into Phase 3 trials. These changes are set forth in the following table:

Molecule	Disease / Condition	Program Change
Denosumab	Bone loss induced by hormone ablation	Approved[1]

Denosumab	Postmenopausal osteoporosis	Approved[1]

Denosumab	Cancer related bone damage (skeletal-related events)	Approved[1]

Vectibix® (panitumumab)	Metastatic and/or recurrent head and neck cancer	Terminated[2]

AMG 386	Ovarian cancer	Advanced to Phase 3

Ganitumab (AMG 479)	Pancreatic cancer	Advanced to Phase 3

[1]	Approved in U.S. and/or European Union.
[2]	As more fully described below, we terminated this program after the Phase 3 clinical trial failed to meet its primary endpoint.

2. We acknowledge your response to bullet point five of our comment one. Please provide us proposed disclosure to be included in future periodic reports of the significant patents associated with each of your phase III projects and their expiration dates in order to help provides necessary context.

The Company respectfully directs the attention of the Staff to the Company’s response to bullet point five of the Staff’s comment one in which the Company submitted that patent information for its investigational products that have not yet been approved or commercialized are generally not material to the Company’s investors. The Company believes that this is

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 28, 2011

generally true for its Phase 3 investigational products as well. However, in response to the Staff’s comment, the Company proposes to include in future periodic filings information about the significant patents associated with a Phase 3 program if and when the program becomes material to the Company’s investors. Such disclosure would be consistent with that found on page 16 of the Company’s Form 10-K for the year ended December 31, 2009, where the Company listed the outstanding material patents for denosumab, which at that time had become material to investors as of the period covered by the filing despite not yet having been approved for commercial sale or use by the FDA or any other regulatory agency.

Notes to Consolidated Financial Statements

19. Contingencies and commitments

Contingencies, page F-38

3. In your response to our comment six you indicate that you cannot make reasonable estimates of probable losses associated with the matters you disclose. Please clarify for us why you cannot estimate a range of reasonably possible losses, given your presumed experience with various types of litigation and other contingencies and the varying stages of the identified contingencies.

The Company confirms that, as of the filing of the 2010 Form 10-K, it could not estimate a range of reasonably possible1 losses associated with its litigation matters disclosed in Note 19 to the financial statements included in the 2010 Form 10-K. In response to the Staff’s overarching comment regarding why the Company cannot estimate a range of reasonably possible losses associated with the matters disclosed, the Company has outlined below a framework of additional disclosure the Company proposes to include in future filings. For the reasons described in the proposed disclosure, it is often not possible for the Company to estimate a range of reasonably possible losses. When, as now, the Company is unable to estimate a range of reasonably possible losses associated with the matters disclosed, the Company will state this in its future disclosure. However, the proposed disclosure framework also includes alternative disclosure for when the Company concludes that a range of reasonably possible losses is estimable for one or more of its litigation matters.

Draft Revised Note (proposed additions to the disclosure in our 2010 Form 10-K are preceded and followed by asterisks (***))

19.	Contingencies and commitments

Contingencies

[1]	The Staff’s comment states that the Company had indicated in its previous response that it “cannot make reasonable estimates of probable losses” associated with the matters it discloses (emphasis added). For clarification, the Company notes that its prior response was addressed to possible losses rather than probable losses.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 28, 2011

In the ordinary course of business, we are involved in various legal proceedings and other matters, including those discussed in this Note, which are complex in nature and have outcomes that are difficult to predict. We record accruals for such contingencies to the extent that we conclude that it is probable that a liability will be incurred and the amount of the related loss can be reasonably estimated. While it is not possible to accurately predict or determine the eventual outcome of these items, one or more of these items currently pending could have a material adverse effect on our consolidated results of operations, financial position or cash flows.

***We evaluate, on a quarterly basis, developments in legal proceedings and other matters that could cause an increase or decrease in the amount of the liability that has been accrued previously. [To be added if the Company has recorded material loss accruals: Excluding fees paid to external legal counsel, the Company has accrued $XXX million associated with the proceedings disclosed below as of             , 20XX.]

Our legal proceedings range from cases brought by a single plaintiff to a class action with thousands of putative class members. These legal proceedings, as well as other matters, involve various aspects of our business and a variety of claims (including, but not limited to, patent infringement, marketing, pricing and trade practices and securities law), some of which present novel factual allegations and/or unique legal theories. In each of the matters currently pending against us, plaintiffs seek a not-yet-quantified amount of damages. In addition, a number of the matters pending against us are at very early stages of the legal process (which in complex proceedings of the sort faced by us often extend for several years). As a result, [some matters have not][none of these matters has]2 yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable us to estimate a range of possible loss. [To be added if a reported proceeding includes a claim for specific damages and we conclude that disclosure would not be meaningful to investors: In those proceedings in which plaintiffs do request publicly quantified amounts of relief, we do not believe that the quantified amounts are meaningful because they are merely stated jurisdictional limits, exaggerated and/or unsupported by the evidence or applicable burdens of proof.]

[To be added if the Company has material loss contingencies for which an aggregate range of reasonably possible loss is estimable: Other matters have progressed sufficiently through discovery and/or development of important factual information and legal issues such that we are able to estimate a range of reasonably possible loss. Accordingly, for those legal proceedings and other matters disclosed below as to which a loss is reasonably possible, whether in excess of a related accrued liability or where there is no accrued liability, and for which we are able to estimate a range of reasonably possible loss, the current estimated range is zero to $XXX million in excess of the accrued liability (if any) related to those matters. This aggregate range represents management’s estimate of reasonably possible loss with respect to these matters and is based on currently available information. This estimated range of reasonably possible

[2]	The Company will select the applicable disclosure alternative depending on the facts.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 28, 2011

loss does not represent our maximum loss exposure. The legal proceedings and other matters underlying the estimated range will change from time to time and actual results may vary significantly from the current estimate.]***

In your response, please provide us:

•	An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure;

The Company supplementally advises the Staff that the Company evaluates, on a quarterly basis, developments in legal proceedings and other matters. This process is iterative and involves members of management meeting to discuss the status of proceedings, including discovery status, motion practice, views on the merits of various claims and possible legal theories available for defending or bringing litigation. Separately, members of management discuss and receive updates from outside counsel. Members of management also meet to discuss significant legal proceedings and other matters in the context of the accounting and disclosure requirements of U.S. GAAP, including evaluating:

•	whether there are any contingencies with respect to any legal proceedings;

•	whether such contingencies, if any, are remote, reasonably possible or probable;

•	the appropriate estimate of a range of loss for any contingencies that are reasonably possible or probable, if such estimate is possible;

•	whether an accrual is necessary, and the support for the conclusion of whether an accrual is or is not necessary; and

•	whether the proceedings could cause an increase or decrease in the amount of the liability, if any, that previously has been accrued or a change in the range of loss previously disclosed.

•

An explanation of how you determine whether to continue pursuing the matter or attempt to settle instead of litigate. In other words, explain how you weigh the cost of defense in terms of both expense and the passage of time if you cannot estimate the possible loss and the probability of success or failure; and

The Company supplementally advises the Staff that the cost of defense has typically been small relative to the damages implied by the legal theories advanced by plaintiffs in the legal proceedings disclosed in the Company’s periodic filings. As a result, the Company usually has not weighed the cost of defense as a factor in deciding whether to litigate or settle the proceedings disclosed in its periodic filings. With respect to the passage of time, the nature of the proceedings faced by the Company requires it to complete discovery, motion practice and obtain appropriate judicial review of procedural matters or other threshold issues before the Company can reasonably estimate the loss associated with a proceeding. By way of illustration, in the case of the federal securities litigation discussed below in the Company’s response to the Staff’s comment six, plaintiffs originally filed six separate complaints between April and June 2007, followed by a consolidated complaint in October 2007, and after the Company filed a petition to appeal the lower court’s class certification two years later in the fall of 2009, the

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 28, 2011

underlying action has been stayed pending resolution of such appeal. Historically, the Company’s cost of defense in these matters and the passage of substantial periods of time have often been necessary components of its litigation practice even where the Company cannot estimate the reasonably possible loss or probability of success or failure in a particular proceeding.

•

Please tell us the name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

The Company supplementally advises the Staff that in none of the cases referenced in its 2010 Form 10-K has the plaintiff requested a quantified amount of relief. While in certain of these cases the plaintiff(s) have asked for a specific amount for one or more individual causes of action, such pleas are simply references to specific civil penalty amounts, or are damage amounts provided by statute for each proven violation, without an allegation as to how many violations the plaintiffs believe Amgen has committed. In each such case where plaintiffs have sought these specific statutory or civil penalty amounts for individual causes of action, such plaintiffs have also brought other causes of action for which no quantified amount of relief is sought (seeking, for example, compensatory damages “in an amount that exceeds the jurisdictional limits of all other courts that would otherwise have jurisdiction,” “losses in an amount to be determined,” or actual damages “in such amount as is proven at trial together with prejudgment interest”).

Plaintiffs in future cases may request in their public pleadings a quantified amount of relief. In determining whether a range of reasonably possible loss can be ascertained for proceedings in which plaintiffs request publicly quantified amounts of relief (and where the Company cannot otherwise arrive at an estimate of a reasonably possible loss or range of such loss after following the procedures discussed in its response above), the Company gives consideration to several factors. The Company considers the claimed amounts, but in its experience such claimed amounts typically do not correlate to reasonably possible losses or those that might be judicially determined to be payable by the Company. In fact, often the amounts specified by plaintiffs simply reference the applicable jurisdictional limit and bear no relation to the damages that plaintiffs ultimately are able to assert against the Company in the damages phase of litigation (assuming the litigation even progresses to that phase) under applicable standards of proof. The Company also considers management’s and its legal advisors’ view of a particular litigation matter or matters, which would otherwise take into account the Company’s litigation strategies, its view of the merits of a proceeding and the defenses it believes are available to the Company, among other factors. Thus, while the losses asserted by plaintiffs may be “possible,” such claimed damages are not necessarily reasonably possible. Accordingly the Company believes that in most cases, stating the amount of damages claimed against it would be misleading and confusing to its investors.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 28, 2011

4. Regarding the MDL proceeding, you disclose that a tentative class settlement was reached in March 2008 and subsequently amended in April 2008. Please tell us the amount of settlement, why the settlement amount was not disclosed in this filing, and whether disclosure of this amount was provided in an earlier period. If not, please tell us why not.

The Company supplementally advises the Staff that the Company recorded a reserve in the amount of the Company’s portion of the tentative class settlement the Track II defendants reached in April 2008. Because the amount of this reserve was not and is not material to the Company, the Company was not and is not required to disclose the amount accrued.

The Company respectfully directs the Staff to page F-41 of the 2010 Form 10-K, which in addition to noting that the Track II defendants in the MDL proceeding reached a tentative class settlement in March 2008 (subsequently amended in April 2008), stated that “[p]laintiffs continue to file for extensions for the final approval hearing of the Track II settlement due to continued deficiencies in executing notices, and the final approval hearing is now expected to occur in the spring of 2011.” The Company supplementally notes that, as of the date of this response letter, plaintiffs have not yet provided adequate notice to all other plaintiffs in the proceeding and the amount of the proposed settlement has not been made public pursuant to the terms of a confidentiality agreement among the parties to the MDL proceeding.

5. Regarding the three AWP litigation cases which were not a part of the MDL proceedings for which settlement was reached, please tell us the amounts of settlements and explain why disclosure in earlier periods of a range of reasonably possible loss was apparently not provided.

The Company supplementally advises the Staff that the three AWP litigation cases that were not part of the MDL proceedings (County of Erie v. Abbott Laboratories, Inc., et al.; County of Schenectady v. Abbott Laboratories, Inc., et al.; County of Oswego v. Abbott Laboratories, Inc., et al., each described on page F-41 of the 2010 Form 10-K) were settled during the fourth quarter of 2010, and the occurrence of the settlements was subsequently disclosed in the Company’s 2010 Form 10-K. In prior periods, the Company was unable to estimate a range of reasonably possible loss. As the aggregate amount of the Company’s settlements for these three AWP litigation cases was not material to the Company ($100,000 in the aggregate for all three plaintiffs), the Company was not required to disclose the settlement amounts (once the proceedings settled).

6. Regarding your federal securities litigation, your disclosure indicates that the plaintiffs seek compensatory damages, amongst other things. Please tell us why a reasonably possible loss was not disclosed.

Although plaintiffs in the federal securities litigation seek compensatory damages, the Company respectfully advises the Staff that plaintiffs have simply requested damages “in an amount to be proven at trial.” In addition, the Company respectfully directs the Staff’s attention to the other portions of the disclosure in the 2010 10-K regarding the federal securities litigation, in which the Company stated that the plaintiffs also seek legal fees and other relief deemed proper. None of the damage amounts sought were quantified by plaintiffs in the pleadings.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 28, 2011

The Company also disclosed that in August 2009, it filed and was subsequently granted a petition for permission to appeal the district court’s grant of class certification. Since the parties filed their respective briefs in March and April 2010, no date has been set for oral argument before the Ninth Circuit. Additionally, on February 2, 2010, the district court granted Amgen’s motion to stay the underlying action pending the outcome of the class certification appeal before the Ninth Circuit. As of the time of the 2010 10-K filing, and to date, the Ninth Circuit still has not made any decisions on the motions filed, nor has there been any activity of note in this case that would warrant a determination that any particular amount could be considered a reasonably possible loss.

Finally, the Company respectfully advises the Staff that, at the time it filed the 2010 Form 10-K, the Company intended to vigorously defend its position and believed it had a strong chance of ultimately succeeding in the litigation. Due to the complicated and ongoing, unresolved procedural matters involved in the case and the lengthy discovery process to assess damages that has not yet begun, the Company determined it could not estimate a reasonably possible loss. The Company continues to believe it cannot estimate a reasonably possible loss and, presuming this remains the case as of the end of the period covered by the Company’s next periodic filing, will include disclosure to that effect in such filing.

* * *

Please contact Charles K. Ruck of Latham & Watkins LLP at (714) 540-1235 or me at (805) 447-9358 should you have further comments or if you require any additional information.

Respectfully yours,

/s/ Jonathan M. Peacock
Jonathan M. Peacock
Executive Vice President and
Chief Financial Officer

cc:	Sasha Parikh, the Commission

Mark Brunhofer, the Commission

David J. Scott, Esq., Amgen Inc.

Charles K. Ruck, Esq., Latham & Watkins LLP

Christian W. Nolet, Ernst & Young LLP